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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PATINA OIL & GAS CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

703224105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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13G/A
CUSIP No. 703224105

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 842,112

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 842,112

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 842,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.2%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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13G/A
CUSIP No. 703224105

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 851,800

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 851,800

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 851,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.2%**

12.	Type of Reporting Person*: CO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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13G/A
CUSIP No. 703224105

1.	Name of Reporting Person: Greenlight Capital Advisors, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 20-1365209

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 70,600

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 70,600

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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13G/A
CUSIP No. 703224105

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,764,512

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,764,512

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,764,512

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%**

12.	Type of Reporting Person*: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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AMENDMENT NO. 5 TO SCHEDULE 13G

     This Amendment No. 5 to Schedule 13G (the “Schedule 13G”) relating to shares of common stock of Patina Oil & Gas Corporation, a Delaware corporation (the “Issuer”) is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the initial Schedule 13G filed with the Commission on October 4, 2001, as amended by Amendment No. 1, filed with the Commission on February 14, 2002, as amended by Amendment No. 2, as filed with the Commission on August 16, 2002, as amended by Amendment No. 3, as filed with the Commission on March 18, 2003, as amended by Amendment No. 4, as filed with the Commission on February 13, 2004 (the “Original Schedule 13G”). This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Greenlight Capital Advisors, L.L.C., a Delaware limited liability company (“Greenlight Advisors,” and together with Greenlight LLC and Greenlight Inc., “Greenlight”), and Mr. David Einhorn, principal of Greenlight (collectively, with Greenlight, the “Reporting Persons”).

     This Schedule 13G relates to shares of Common Stock, par value $0.01, of the Issuer (“Common Shares”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc. acts as investment advisor, and any managed accounts for which Greenlight Advisors acts as investment advisor.

     The Original Schedule 13G is hereby amended and restated in its entirety as follows:

Item 1(a)	Name of Issuer.

Patina Oil & Gas Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1625 Broadway
Suite 2000
Denver, Colorado 80202

Item 2(a)	Name of Person Filing.

Greenlight Capital, L.L.C., Greenlight Capital, Inc., Greenlight Advisors, L.L.C. and David Einhorn

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

140 East 45th Street
24th Floor

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New York, New York 10017

Item 2(c)	Citizenship or Place of Organization.

Greenlight LLC and Greenlight Advisors are each a limited liability company organized under the laws of the State of Delaware. Greenlight Inc. is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

703224105

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Greenlight and Mr. Einhorn are the beneficial owners of 1,764,512 Common Shares.

(b) Greenlight and Mr. Einhorn are the beneficial owners of 2.5% of the outstanding Common Shares. This percentage is determined by dividing 1,764,512 Common Shares by 70,624,440 Common Shares, the number of Common Shares issued and outstanding as of October 27, 2004, as reported in the Form 10-Q filed on October 28, 2004 with the Commission.

(c) Greenlight has the sole power to vote and dispose of the 1,764,512 Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 1,764,512 Common Shares beneficially owned by Greenlight.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 1,764,512 Common Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Greenlight Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

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If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 14, 2005, between Greenlight and David Einhorn.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2005

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

Greenlight Capital Advisors, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

/S/ DAVID EINHORN
David Einhorn

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